May 7, 2009 VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Penwest Pharmaceuticals Co. Commission File No. 001-34267 Definitive Proxy Materials
Ladies and Gentlemen:
On behalf of Penwest Pharmaceuticals Co. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2008 Annual Meeting of Stockholders to be held on June 10, 2009 (the “Annual Meeting”). The Company expects to begin mailing its definitive proxy materials to its stockholders on or about the date hereof.
In accordance with Rule 14a-6(h), these materials are marked to indicate changes from the preliminary materials filed by the Company with the Commission on April 20, 2009. The Company has revised certain information in response to the Commission’s comments. The revised material does not contain material revisions or material new proposals that constitute a fundamental change in the proxy material.
In accordance with the requirements of Rule 14a-3(c) under the Exchange Act, seven paper copies of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2008, have been previously mailed to the Commission under separate cover.
Please call the undersigned if you have any questions regarding this matter.
Very truly yours,
/s/ Stuart M. Falber
Stuart M. Falber
SMF:smd
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